FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1     Name and Address of Company

Gammon Gold Inc.
1601 Lower Water Street, Summit Place
Suite 402
Halifax, Nova Scotia, B3J 3P6

Item 2     Date of Material Change

May 16, 2008

Item 3     News Release

The press release attached as Schedule A was released over Canada NewsWire on May 16, 2008.

Item 4     Summary of Material Change

Gammon Gold Announces a Significantly Expanded Two Year, $26 to $29 Million, 135,000 to 150,000 metre, Exploration Program Supported by Gammon’s Strengthened Financial Position

Gammon Gold Inc. (“Gammon”) (TSX:GAM and AMEX:GRS): is pleased to announce that the Company’s 2008-2009 Exploration Program has been significantly expanded up to $29 million and will target reserve & resource expansions at our producing Ocampo and El Cubo mines as well as resource expansions at our highly prospective advanced exploration property, Guadalupe y Calvo.

Item 5     Full Description of Material Change

Gammon Gold Announces a Significantly Expanded Two Year, $26 to $29 Million, 135,000 to 150,000 metre, Exploration Program Supported by Gammon’s Strengthened Financial Position

Gammon Gold Inc. (“Gammon”) (TSX:GAM and AMEX:GRS): is pleased to announce that the Company’s 2008-2009 Exploration Program has been significantly expanded up to $29 million and will target reserve & resource expansions at our producing Ocampo and El Cubo mines as well as resource expansions at our highly prospective advanced exploration property, Guadalupe y Calvo.

The significant upturn in operational performance at Ocampo and El Cubo is continuing to drive significant improvements in the Company’s cash flow profile, which combined with the current financial position is expected to be more than sufficient to fully fund this expanded Exploration Program.

In addition to the reserve & resource expansion objectives at Ocampo and El Cubo, a large portion of the increased funding will be allocated to an accelerated two year diamond drilling program at Guadalupe y Calvo of up to 50,000 metres that will support the completion of an Advanced Scoping Study by mid-2009, which subject to underlying results, has been engineered to facilitate the full transition into a Feasibility program to accelerate the development of this exciting prospective property.

Over the past two years the Company has primarily focused its attention and financial resources on the construction and commissioning of the Ocampo mine and subsequently there has been minimal exploration activity conducted during this period. However, the ongoing performance improvements at both Ocampo and El Cubo have advanced to such a degree that management can now leverage the improving cash flow profile to fully fund this expanded exploration program.

“The increased $26 to $29 million 2008–2009 exploration program demonstrates the confidence we have in both our cash flow profile and in the potential of our assets. With the Company’s improved financial foundation, we are now in a better position than ever before to focus on an important value lever of the business that has been largely inactive for the past two years.” stated Rene Marion, Chief Executive Officer of Gammon Gold. He continued, “The augmented exploration program will enhance our ability to target reserve and resource expansions at our producing mines, Ocampo and El Cubo, that will further increase the potential for improved production profiles in the future. In addition, the increased funding will also allow us to further accelerate the development of our exciting advanced exploration project, Guadalupe y Calvo. The continued development of our highly prospective assets and land package is integral to our organic growth vision and we are now in a stronger position than ever to execute on the longer term supporting strategy.”

Ocampo Exploration Program

The goal of the exploration program at Ocampo is to replace depleted reserve inventory and target further expansions of our resource model that will increase the potential for both increasing the property’s production profile and extending the mine’s life. Approximately 16% of the total 2007 production was mined outside of reserves & resources (20% of the underground ore), which illustrates both, the continuity of the orebody and the high potential to add to reserves. Only 20% of the Ocampo land package has been explored to date with many highly prospective areas targeted for follow up exploration.

The $7.5 to $8.5 million, 2008-2009 Exploration Program at Ocampo is a four stage design that includes:

  A development and drilling program at the advanced exploration Santa Eduviges underground target, which is located beneath the Ocampo open pits and has the potential to become a third, long term source of mill feed;

  An increase in exploration development to 14,000 metres in the Ocampo underground mine, aimed at expanding the original 7 veins to the targeted 21 veins;

  A 50,000 to 55,000 metre diamond drilling program in the underground mine to further delineate five new vein targets and to identify down dip extensions of seven veins; and

  The targeted follow up on several areas of interest and known anomalies that have not been previously explored including the Cerro Colorado vein lying parallel to the Ocampo vein structures and the Pinos Altos deposit, as well as five greenfield targets: La Olvidada, La Fe; La Estrella Extension, Picacho Extension and El Penole.

El Cubo Exploration Program

The goal of the 2008-2009 Exploration Program at El Cubo is to replace depleted reserves and potentially increase the property’s production profile. During 2006 and 2007, 40% of the gold and silver production was mined outside of reserves & resources and this trend continued in Q1 2008, when approximately 24% of the first quarter production was mined outside of reserves and resources. As with Ocampo, there is high potential exploration opportunity at El Cubo with little of the land position having been explored to date with only 700 hectares of El Cubo’s 8,500 hectares of total concessions currently being utilized.

The expanded 2008-2009, $5 to $6 million Exploration Program includes:

  A 40,000 to 45,000 metre drilling program that will focus on the further delineation of identified drill priorities at: Villalpando, La Loca/Dolores, San Nicolas and secondary targets at: San Francisco Poniente, Imaculada, Vein 178, Soledad, Milenio, La Luz, Villalpando del Alto and Tuberos;

  Optimal drilling design to accelerate exploration efforts through initiating drilling from the 600 metre haulage level that will allow the Company to test the down dip extension of these known structures; and

  Accelerating the potential development of the Fenix deposit.

Guadalupe y Calvo Exploration Program

The goal of the 2008-2009 Exploration Program at Guadalupe is to update the resource estimate and conduct metallurgical testwork and mine designs to complete a scoping study for a potential open pit and underground operation. During 2007, the Company initiated a surface channel sampling program and a 15-hole (2,400 metre) exploration drilling program on the Guadalupe y Calvo Exploration project. Based on results to date, the Company has decided to significantly expand and accelerate the exploration program by increasing the diamond drilling budget from $1.5 million to a revised $8 to $9 million which is in addition to additional funding of approximately $5 to $6 million for an advanced pre-feasibility scoping study. The diamond drilling program has been expanded to 45,000 to 50,000 metres to support the completion of the Advanced Scoping Study by mid-2009 which subject to underlying results, has been engineered to facilitate the full transition into a Feasibility program to accelerate the development of this exciting property.

The Guadalupe y Calvo Project contains current non-revised inferred resources of 1.08-million ounces of gold and 45.6-million ounces of silver or 2.02 million gold equivalent ounces (Pincock, Allen and Holt, Nov. 2002). This estimate is based on exploration work completed on the Rosario and Nankin structures and does not address other mineralized structures on the property nor the potential for strike extensions that are known to be present within the project boundaries.

Significant potential exists at the Guadalupe y Calvo property with high grade intercepts discovered near surface and at depth. After reviewing the results of a prior 37-hole drill program as well as results to date from its current program, the Company believes the mineralized structure remains open along strike and at depth.

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. The Company remains 100% unhedged.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Scott Perry	Anne Day
Chief Financial Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Item 6     Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7     Omitted Information

Not applicable.

Item 8     Executive Officer

Rene Marion
Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9     Date of Report

May 16, 2008